SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

CHATTEM, INC.

(Name of Subject Company)

CHATTEM, INC.

(Name of Person(s) Filing Statement)

Common Stock, without par value (including the associated Series A Junior Participating

Preferred Stock Purchase Rights)

(Title of Class of Securities)

162456107

(CUSIP Number of Class of Securities)

Theodore K. Whitfield, Jr.

Vice President, General Counsel and Secretary

Chattem, Inc.

1715 West 38th St.

Chattanooga, TN 37409

(423) 821-4571

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Stephen F. Arcano, Esq.

Richard J. Grossman, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, NY 10036

(212) 735-3000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Important Information

The tender offer described in this Schedule 14D-9 has not yet commenced and this Schedule 14D-9 is neither an offer to purchase nor a solicitation of an offer to sell shares of Chattem. At the time the tender offer is commenced, River Acquisition Corp. and sanofi-aventis will file a Tender Offer Statement on Schedule TO, containing an offer to purchase, form of letter of transmittal and related tender offer documents, with the U.S. Securities and Exchange Commission (the “SEC”) and Chattem will file a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the tender offer with the SEC. Sanofi-aventis and Chattem intend to mail these documents to the shareholders of Chattem. These documents will contain important information about the tender offer and shareholders of Chattem are urged to read them carefully when they become available. Shareholders of Chattem will be able to obtain a free copy of these documents, when they become available, at the website maintained by the SEC at www.sec.gov.

Exhibit Index

Exhibit No.	Exhibit

99.1	Transcript of Chattem, Inc. investor call on December 21, 2009.

99.2	Transcript of sanofi-aventis investor call on December 21, 2009.

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